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                                                                   Exhibit 99.1

                          COOLBRANDS INTERNATIONAL INC.


8300 Woodbine Avenue, 5th Floor                 Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7               Telephone: (631) 737-9700 (x216)


FOR IMMEDIATE RELEASE: March 21, 2006
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COOLBRANDS INTERNATIONAL INC. REPORTS RESULTS OF ITS SHAREHOLDER MEETING

         CoolBrands International Inc. (TSX: COB.SV.A) announces that, further to its press release dated December 13, 2005 in which the Company announced its intention to seek shareholder approval for the approval of the continuance of the Company under the Canada Business Corporations Act and the collapse of the Company's dual class share structure, shareholders at yesterday's confirmatory shareholder meeting approved both items of special business.

         Special resolutions in respect of each of these matters were passed on February 27, 2006 at the Company's annual meeting and, in accordance with the requirements of the Nova Scotia Companies Act, were confirmed by shareholders at yesterday's confirmatory shareholders meeting.

         The continuance of the Corporation under the Canada Business Corporations Act is expected to be completed prior to the end of March 2006. Articles of amendment to effect the collapse of the Companys' dual class structure will be filed on May 31, 2007 or earlier with the unanimous consent of the independent directors of CoolBrands. The change to the Company's capital structure will not result in any conversion premium being paid to the holders of the multiple voting shares.

         In addition, at the recent annual shareholders meeting of the Company, William R. McManaman was elected to the board of directors of the Corporation. Following his election, Mr. McManaman has been appointed chair of the Company's audit committee. Mr. McManaman has also been appointed to the Company's compensation committee.

About CoolBrands International: CoolBrands International is a leading marketer of dairy based snacks in the refrigerated and frozen snack foods categories. In the frozen snack foods category, CoolBrands manufactures and distributes such well known brands as Godiva Ice Cream, Whole Fruit Sorbet, Eskimo Pie frozen snacks, Tropicana Fruit Bars, Chipwich Ice Cream Cookie Sandwiches and many others. In the refrigerated dairy category, CoolBrands manufactures and distributes Breyer's Yogurt and Creme Savers Yogurt. CoolBrands operates a "direct store delivery" (DSD) ice cream distribution system in selected markets in the U.S., serving CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' 50.1% owned subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

For more information about CoolBrands, visit www.coolbrandsinc.com.
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Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.